             SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C. 20549

                          FORM 11-K


     (Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

      For fiscal year ended December 31, 1998

                             OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

      For the transition period from            to

                Commission file number 1-6262

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              AMOCO FABRICS AND FIBERS COMPANY

                SALARIED 401(k) SAVINGS PLAN

              900 Circle 75 Parkway, Suite 550
                   Atlanta, GA 30339-3098

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       BP Amoco p.l.c.
                       Britannic House
                      1 Finsbury Circus
                   London EC2M 7BA England

                          SIGNATURE

The Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                             AMOCO FABRICS AND FIBERS COMPANY

                             SALARIED 401(k) SAVINGS PLAN

                             By Amoco Fabrics and Fibers Company
                             Plan Administrator

Date: June 23, 1999          By  /s/ William S. Johnson
                                  William S. Johnson
                                  President

               REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Amoco Fabrics and Fibers Company


We have audited the accompanying statement of assets available for benefits of Amoco Fabrics and Fibers Company Salaried 401(k) Savings Plan as of December 31, 1998, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1998, and the changes in its assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.




Chicago, Illinois                            Ernst & Young LLP
June 16, 1999

              REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of Amoco Fabrics and Fibers Company

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Amoco Fabrics and Fibers Company Salaried 401(k) Savings Plan at December 31, 1997, in conformity with generally accepted accounting principles. This financial statement is the responsibility of Amoco Fabrics and Fibers Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP

Chicago, Illinois
June 15, 1998

                                             EIN 36-2692811
                                               Plan No. 004

             AMOCO FABRICS AND FIBERS COMPANY

               SALARIED 401(k) SAVINGS PLAN


        STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
                  (thousands of dollars)

                                            December 31,

                                          1998      1997
Assets

Investment in Amoco Fabrics and Fibers
  Company Master Trust                  $18,800   $11,191

Assets available for benefits           $18,800   $11,191

    The accompanying notes are an integral part of these statements.

                                              EIN 36-2692811
                                                Plan No. 004

              AMOCO FABRICS AND FIBERS COMPANY

                SALARIED 401(k) SAVINGS PLAN


   STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
            FOR THE YEAR ENDED DECEMBER 31, 1998
                   (thousands of dollars)

Additions of assets attributed to:
  Income from investment in Amoco Fabrics
    and Fibers Company Master Trust                $ 4,550
  Participant contributions                          2,809
  Employer contributions                             1,039
  Rollover contributions                                16

    Total additions                                  8,414

Deductions of assets attributed to:

  Distributions to participants                       (805)

Net increase in assets during the year               7,609

Assets available for benefits:

  Beginning of year                                 11,191

  End of year                                      $18,800

     The accompanying notes are an integral part of these statements.

              AMOCO FABRICS AND FIBERS COMPANY

                SALARIED 401(k) SAVINGS PLAN



                NOTES TO FINANCIAL STATEMENTS
            FOR THE YEAR ENDED DECEMBER 31, 1998

1.   Description of the Plan:

       Amoco Fabrics and Fibers Company (the "Company") established the Amoco Fabrics and Fibers Company Salaried 401(k) Savings Plan effective January 1, 1996 (the "Plan"). Also, on January 1, 1996, the Amoco Fabrics and Fibers Company Master Trust (the "Master Trust") was established. The Master Trust holds the assets of the Plan and the Amoco Fabrics and Fibers Company Hourly 401(k) Savings Plan (the "Hourly 401(k) Plan"). The trustee for the Master Trust, the Plan and the Hourly 401(k) Plan is Bankers Trust Company, a New York banking corporation (the "Trustee"). The Plan and the Hourly 401(k) Plan have the same investment funds. Investments made by participants in the Plan in each of the investment funds are commingled with the investments in each of the investment funds of the Hourly 401(k) Plan by participants in that plan.

      The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      The purpose of the Plan is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional security for their retirement. The Plan provides that both participant and Company matching contributions will be held in a trust by an independent trustee for the benefit of participating employees. The Company reserves the right to amend or terminate the Plan at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Under the Plan, participating employees can invest a total of 16 percent of pre-tax earnings. The first six percent will be matched by the Company at a rate of $.50 for every $1.00 contributed by the participant. Company matching contributions are initially invested in the BP Amoco Stock Fund.

      There were 780 participants in the Plan at December 31, 1998, out of a total of 892 eligible participants. Participants are fully vested in their contributed accounts. Vesting in Company matching contribution accounts is dependent upon specific criteria as described in the Plan document. Forfeited Company contributions are used to reduce Company matching contributions or to offset administrative expenses. Forfeitures, expressed in thousands of dollars, totaled $15 in 1998. The benefit in which a participant is entitled is the benefit which can be provided by the participant's vested account balance.

      The contributions are invested in up to four savings options as determined by participants. The participant can direct the Trustee to invest in one or more of the following options: BP Amoco Stock Fund; Equity Index Fund; Money Market Fund; and Balanced Fund.

       Trustee fees, brokerage commissions, and other transaction fees and expenses related to the BP Amoco Stock Fund, the Equity Index Fund, the Money Market Fund and the Balanced Fund are generally paid out of those respective funds. As a result, the returns on those investments are net of the fees and expenses of the managers of these funds and certain other brokerage commissions and other fees and expenses incurred in connection with those investment options. Administrative fees were paid out of the Plan trust or paid by the Company in accordance with terms of the Plan.

Amoco Stock Fund

      Amoco Stock Fund's primary investment objective during 1998 was to purchase Amoco Corporation ("Amoco") common stock. On December 31, 1998, Amoco merged with The British Petroleum Company p.l.c. ("BP") pursuant to which Amoco became a wholly owned subsidiary of BP. BP was renamed BP Amoco p.l.c. and Amoco Corporation was renamed BP Amoco Corporation. Effective with the merger, the outstanding shares of Amoco were canceled and exchanged for BP Amoco p.l.c. Ordinary Shares in the form of BP Amoco p.l.c. American Depositary Shares ("ADS"). Effective in January 1999, the Amoco Stock Fund became the BP Amoco Stock Fund and contributions to the BP Amoco Stock Fund are used to purchase BP Amoco p.l.c. ADSs.

     The following description of the Amoco Stock Fund relates to the period prior to the BP-Amoco merger.

     Amounts not invested in Amoco common stock were held as cash or were used to purchase short-term investments or invested in short-term investment funds of the Trustee. Dividends paid on Amoco common stock held in the Amoco Stock Fund were used primarily to purchase additional Amoco common stock or to meet the cash demands of the Amoco Stock Fund.

      The percentage of assets of the Amoco Stock Fund in investments other than Amoco common stock under normal circumstances was less than 5 percent. However, this figure may have changed as transactions were made and may have been substantially higher or lower at a given time. On December 31, 1998, the percentage of investments in Amoco common stock was 99 percent.

      Amoco common stock in the fund and dividends and other distributions were not specifically allocated to participant accounts. Instead, each participant's investment in the Amoco Stock Fund was based on the proportion of his or her investment in the fund to all Plan participants. The Directed Trustee of the Amoco Stock Fund was Bankers Trust Company.

Equity Index Fund

      Amounts invested in the Equity Index Fund are placed in the Bankers Trust Pyramid Funds, which are managed by Bankers Trust Company. The goal of the Equity Index Fund is to create a portfolio of stocks that will track the Standard & Poor's ("S&P") 500 Index return with minimum deviations. The portfolio strategy provides for the purchase of stocks representing over 95 percent of the pro rata weighted market values of the S&P 500 Index. As of December 31, 1998, the Equity Index Fund represented 100 percent of the pro rata weighted market values of the S&P 500 Index. In order to reduce costs, transactions are made only to reproduce the composition of the index, to invest cash received from dividends or buyouts, to invest additions to the fund and to raise cash for withdrawals.

Money Market Fund

     The investment objective of the fund is to provide higher
returns   than  typical  money  market  funds  provide   while
preserving capital. Amounts invested in the Money Market Fund are used to purchase units of the BT Cash Management Fund. Assets of the fund are held in cash or in high quality short-term securities, including commercial paper, corporate notes and bonds, banking securities, United States Treasury and Agency securities, collateralized repurchase agreements, asset-
backed  securities,  and  foreign  currency-denominated   debt
securities.   The   portfolio  guidelines   state   that   all
investments must meet the fund's high credit standards, carrying ratings of A1/P1 or higher. The portfolio's average maturity is maintained at 120 days or less. The manager of the
fund,  Bankers  Trust  Company,  has  the  responsibility   of
purchasing the selection of securities for the fund.

Balanced Fund

      Amounts invested in the Balanced Fund are used to purchase shares of the Bankers Trust Pyramid Asset Management Fund. The goal of the Balanced Fund is to provide the investor with above-average long-term returns while minimizing downside risk through an actively managed portfolio of equity securities, bonds, and money market instruments using targeted portfolio weights and asset policy ranges. The fund's strategic investment allocation is 55 percent stocks, 35 percent bonds, and 10 percent money market instruments. The asset policy ranges identify the limits within which the investment manager, Bankers Trust Company, determines the actual portfolio proportions.

2.   Summary of Significant Accounting Policies:

Method of Accounting

      The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation

      All investments of the funds are stated at fair value generally as determined by quoted market prices. Realized gains and losses are recognized upon the disposition of investments by comparing the proceeds to the average cost. Average cost is calculated as the weighted average of the fair value of the disposed securities at the beginning of the year or acquisition cost if acquired during the year. In accordance with the policy of stating investments at fair value, unrealized appreciation or depreciation of the fair value of investments for the year, if any, is calculated as fair value at the end of the year less fair value at the beginning of the year, or if acquired during the year, acquisition cost.

Allocation of Master Trust Assets and Transactions

      In order to preserve, for participating plans, an interest in the combined assets of the Master Trust, the Trustee determines computed shares in the Master Trust for each plan. Current month's Master Trust investment transactions are allocated based on each plan's computed shares in the Master Trust at the end of the prior month, adjusted for current month's contributions less benefit payments to participants. These allocated amounts are then added to or subtracted from the prior month's computed shares to determine computed shares at the end of the month. Master Trust investment transactions allocated to the Plan include dividend and interest income, gains and losses on sales of investments and unrealized appreciation or depreciation of investments.

Contributions

      Company and participant contributions are made and recorded during the periods in which the Company processes payroll.

Estimates in Financial Statements

      The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect certain reported amounts. Actual results may differ in some cases from the estimates.

3.   Participant Loans:

      Participants are eligible to borrow from their account balances in the Plan. Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the total vested accounts or $50,000 less the highest loan balance outstanding during the preceding twelve months. The participant must execute a promissory note to take out a loan and the maximum time period for a loan repayment is fifty-four months. Interest rates are fixed for the duration of the loan and charged on the unpaid balance. The interest rate charged is the prime rate as reported by the Wall Street Journal on the next to the last business day of the month preceding the month the participant applies for the loan. Repayment of loan principal and interest is generally made by payroll deductions and credited to the participant's accounts.

4.   Taxes:

      The Internal Revenue Service ruled April 16, 1999, that the Plan qualified under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. The Company reserves the right to make any amendments necessary to maintain the continued qualified status of the Plan and Master Trust.

5.    Plan Transfers

      Plan transfers occur when eligible participants in the Plan remain with Amoco Fabrics and Fibers Company and change job classifications to or from a "salaried employee" from or to an "hourly employee" as defined in the Plan document. For the year ended December 31, 1998, there were no Plan transfers from the Plan to the Hourly 401(k) Plan.

6.   The Master Trust and Plan Fund Information:

      As described in Note 1, the Plan's trust agreement permits the commingling for investment purposes of Plan assets with those of the Hourly 401(k) Plan in the Master Trust. The Trustee determines the Plan's proportionate share of trust assets and related changes in trust assets, as described in
Note 2, and such amounts are reflected in the Plan's statements of assets available for benefits and of changes in assets available for benefits. At December 31, 1998 and 1997, the Plan's interest in the total investment of assets of the Master Trust was approximately 43 percent and 39 percent, respectively.

       The following tables present, within the various investment funds, the fair value of assets available for benefits held by the Master Trust as of December 31, 1998 and 1997, the changes in assets available for benefits held by the Master Trust for the year ended December 31, 1998, the assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in the assets available for benefits of the Plan for the year ended December 31, 1998.

                AMOCO FABRICS AND FIBERS COMPANY

                          MASTER TRUST


                     STATEMENT OF NET ASSETS
                     (WITH FUND INFORMATION)
                     (thousands of dollars)
                                               As of December 31,
                                                  1998     1997
Amoco Stock Fund
  BP Amoco p.l.c. ADSs*                        $24,350  $    --
  Amoco Corporation common stock                    --   14,701
  Cash equivalents                                 199      254
  Interest, dividends, and other
    receivables(payables)                         (148)    (204)
  Total                                         24,401   14,751

Equity Index Fund
  BT Pyramid Fund                                8,633    5,783
  Total                                          8,633    5,783

Money Market Fund
  Cash equivalents                               2,566    1,849
  Total                                          2,566    1,849

Balanced Fund
  BT Pyramid Asset Management Fund               5,085    3,946
  Total                                          5,085    3,946

Cash Disbursements Account and Participant Loans
  Amoco Fabrics and Fibers Company Loan Fund     3,312    2,384
  Cash equivalents                                  15       15
  Total                                          3,327    2,399

Net Assets                                     $44,012  $28,728

* Effective with the merger of BP and Amoco on December 31, 1998,
402,994 shares of Amoco common stock held by the Amoco Stock Fund were canceled and exchanged for 266,648 BP Amoco p.l.c. ADSs.

               AMOCO FABRICS AND FIBERS COMPANY

                         MASTER TRUST


              STATEMENT OF CHANGES IN NET ASSETS
             (WITH FUND INFORMATION) (PAGE 1 OF 2)
             FOR THE YEAR ENDED DECEMBER 31, 1998
                    (thousands of dollars)

                                    Amoco     Equity    Money
                                    Stock     Index     Market
                                    Fund       Fund      Fund
Additions of assets attributed to:
  Participant contributions        $ 2,226   $ 1,513   $   797
  Employer contributions             1,967        --        --
  Rollover contributions                 4        13         3
  Forfeitures (net)                    (68)       --        --
  Net realized and unrealized
    appreciation (depreciation) in
    fair value of investments        6,844     1,580        --
  Interest and dividends               573       235       115
  Participant loans (net)             (345)     (244)     (156)
  Interfund transfers (net)           (325)      206       205

    Total additions                 10,876     3,303       964

Deductions of assets attributed to:

  Administrative expenses              (12)        -         -
  Distributions to participants     (1,214)     (453)     (247)

    Total deductions                (1,226)     (453)     (247)

Net increase in
  assets during the year             9,650     2,850       717

Net Assets:

  Beginning of year                 14,751     5,783     1,849

  End of year                      $24,401   $ 8,633   $ 2,566

                  AMOCO FABRICS AND FIBERS COMPANY

                            MASTER TRUST


                 STATEMENT OF CHANGES IN NET ASSETS
               (WITH FUND INFORMATION) (PAGE 2 OF 2)
                FOR THE YEAR ENDED DECEMBER 31, 1998
                       (thousands of dollars)

                                                 Cash
                                             Disbursements
                                              Account and
                                   Balanced   Participant
                                     Fund        Loans      Total
Additions of assets attributed to:
  Participant contributions        $   870     $     5     $ 5,411
  Employer contributions                --           2       1,969
  Rollover contributions                 1          --          21
  Forfeitures (net)                     (1)         69          --
  Net realized and unrealized
    appreciation (depreciation) in
    fair value of investments         (147)         --       8,277
  Interest and dividends             1,024         222       2,169
  Participant loans (net)             (187)        932          --
  Interfund transfers (net)            (87)          1          --

    Total additions                  1,473       1,231      17,847

Deductions of assets attributed to:

  Administrative expenses                -         (82)        (94)
  Distributions to participants       (334)       (221)     (2,469)

    Total deductions                  (334)       (303)     (2,563)

Net increase in
  assets during the year             1,139         928      15,284

Net Assets:

  Beginning of year                  3,946       2,399      28,728

  End of year                      $ 5,085     $ 3,327     $44,012

               AMOCO FABRICS AND FIBERS COMPANY

                 SALARIED 401(k) SAVINGS PLAN


          STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
                   (WITH FUND INFORMATION)
                    (thousands of dollars)
                                           As of December 31,
                                             1998      1997
Assets

Investment in Master Trust:
  Amoco Stock Fund                         $11,135    $ 6,262
  Equity Index Fund                          4,324      2,674
  Money Market Fund                            947        539
  Balanced Fund                              1,794      1,264
  Cash Disbursements and Participant
    Loans Accounts                             600        452
Assets available for benefits              $18,800    $11,191

               AMOCO FABRICS AND FIBERS COMPANY

                 SALARIED 401(k) SAVINGS PLAN


     STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
             (WITH FUND INFORMATION) (PAGE 1 OF 2)
             FOR THE YEAR ENDED DECEMBER 31, 1998
                    (thousands of dollars)

                                    Amoco     Equity    Money
                                    Stock     Index     Market
                                    Fund       Fund      Fund
Additions of assets attributed to:
  Income from investment in
    Master Trust                   $ 3,304   $   877   $    35
  Participant contributions          1,293       901       251
  Employer contributions             1,039        --        --
  Rollover contributions                 3        12         1
  Participant loans (net)              (81)      (37)      (17)
  Interfund transfers (net)           (228)       61       176

    Total additions                  5,330     1,814       446

Deductions of assets attributed to:

  Distributions to participants       (457)     (164)      (38)

Net increase in
  assets during the year             4,873     1,650       408

Assets available for benefits:

  Beginning of year                  6,262     2,674       539

  End of year                      $11,135   $ 4,324   $   947

                  AMOCO FABRICS AND FIBERS COMPANY

                    SALARIED 401(k) SAVINGS PLAN


       STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
               (WITH FUND INFORMATION) (PAGE 2 OF 2)
                FOR THE YEAR ENDED DECEMBER 31, 1998
                       (thousands of dollars)

                                                 Cash
                                             Disbursements
                                              Account and
                                   Balanced   Participant
                                     Fund        Loans      Total
Additions of assets attributed to:
  Income from investment in
    Master Trust                   $   295     $    39     $ 4,550
  Participant contributions            364          --       2,809
  Employer contributions                --          --       1,039
  Rollover contributions                --          --          16
  Participant loans (net)              (21)        156          --
  Interfund transfers (net)             (9)         --          --

    Total additions                    629         195       8,414

Deductions of assets attributed to:

  Distributions to participants        (99)        (47)       (805)

Net increase in
  assets during the year               530         148       7,609

Assets available for benefits:

  Beginning of year                  1,264         452      11,191

  End of year                      $ 1,794     $   600     $18,800

7. Year 2000 (Unaudited):

     The Year 2000 issue, which stems from computer programs written using two digits rather than four to define the applicable year, could result in processing faults on the change of the century, producing a wide range of consequences.

     The Plan relies on some Company systems for certain aspects of its operation. The Company has conducted a risk-based review of its computer systems and computer-controlled processes to identify those which could be affected and developed an implementation plan to test and remediate the faults. The Company is replacing or repairing the identified affected systems, in close collaboration with system suppliers. All business-critical work is due to be completed by June 30, 1999. There are some known exceptions to this target, for valid reasons, that will be closely managed to completion and will have contingency plans in place to mitigate risks.

     The Company and the Plan are also exposed, to an unquantifiable degree as are other companies and plans, to the failure of third party service providers to deal with the Year 2000 exposures. The Company is in the process of developing contingency plans to address potential system or supplier Year 2000 failures. The third party service providers of the Plan have indicated that they are taking steps to ensure that their systems will be Year 2000 compliant and that they are making contingency plans in the event of Year 2000 complications. If steps required by the Company or any of its third party service providers for the Plan in connection with the Year
2000 issue are not taken on a timely basis, the Year 2000 problems could have a material impact on the Plan.

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